Prospectus Supplement
John Hancock Financial Opportunities Fund (the fund)
Supplement dated September 12, 2023 to the current Prospectus, as may be supplemented (the Prospectus)
The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; and (iii) percentage premium to NAV per Common Share.
The last reported sale price, NAV per share and percentage premium to NAV per share of the
Common
Shares as of September 8, 2023 were $25.87,
$25.31, and 2.21%, respectively
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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